EXHIBIT 99.6

[LOGO] TRENWICK GROUP LTD.

                               Trenwick Group Ltd.

                     to Offer Stock Option Exchange Program

                             for Eligible Employees

      HAMILTON, BERMUDA (May 15, 2002) -- At the annual general meeting of shareholders held here today, Trenwick Group Ltd. announced that shareholders have voted in favor of a proposed stock option exchange program for its employees.

      Of the 27,829,376 shares voted, approximately 63% or 17,636,292 shares were voted in favor of the program, while approximately 34% or 9,455,162 shares were voted against the program, with the remaining shares abstaining. Trenwick has approximately 7,400 shareholders and 36,801,153 shares outstanding.

      Under the voluntary program, Trenwick will offer eligible employees a one-time opportunity to exchange stock options they currently hold for new options. The new options are expected to be granted on or about December 16, 2002. The new options will have a grant price equal to the fair market value of Trenwick common shares on the new grant date, giving employees the potential for a lower grant price. The new options will vest two years from the date they are granted and will have a five year term.

      The exchange generally applies to all outstanding options held by employees. About 40 current employees hold options for approximately 1,561,644 shares. Trenwick's board of directors and the Chairman, President and Chief Executive Officer are excluded from participating in the exchange program.

      Using the widely accepted Black-Scholes valuation techniques, options will be exchanged at different rates, depending on the value of the original options. Eligible employees will exchange one and one-half to three existing options for a single new one. The program is structured to comply with the Financial Standards Accounting Board guidelines in order to achieve the same accounting treatment as the original option grants.

      Eligible employees will receive enrollment packages next week and will have until June 14, 2002, in which to make an election to participate. Eligible employees are urged to read the Offer to Exchange when it becomes available, because it will contain important information. Eligible employees will be able to obtain a free copy of the Schedule Tender Offer ("TO") which when filed with the SEC, will contain the Offer to Exchange and other important information, as well as other filings containing information about us, at the SEC's web site (http://www.sec.gov). Following commencement of the offer, eligible employees will also be able to obtain, without charge, copies of the Schedule TO and our SEC filings incorporated by reference in the Offer to Exchange directly from Trenwick.

Background Information

      Trenwick is a Bermuda-based specialty insurance and reinsurance underwriting organization with three principal businesses operating through its subsidiaries located in the United States, the United Kingdom and Bermuda. Trenwick's reinsurance business provides treaty reinsurance to insurers of property and casualty risks from offices in the United States and Bermuda. Trenwick's international operations underwrites specialty insurance as well as treaty and facultative reinsurance on a worldwide basis through its London insurer and at Lloyd's. Trenwick's specialty program insurance business underwrites U.S. property and casualty insurance through specialty program administrators.

      Each of Trenwick's operating insurance company subsidiaries is rated "A-" (Excellent) by A.M. Best Company and is assigned an A- financial strength rating by Standard & Poor's. All of Chartwell Managing Agents Limited's syndicates underwrite under the ratings of Lloyd's, which is rated "A-" (Excellent) by A.M. Best Company and has an A financial strength rating from Standard & Poor's.


                                       2